                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For the Month of      March 2000
                                        --------------------


                           PETROLEUM GEO-SERVICES ASA
                 ----------------------------------------------
                 (Translation of registrant's name into English)


                                 Strandveien 50E
                                   P.O. Box 89
                                 N-1325 Lysaker
                                     Norway
                    ----------------------------------------
                    (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F  [X]       Form 40-F
                                 -----                -----

                  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes             No [X]
                                 -----          -----

                  THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENTS OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NOS. 333-90379, 333-9518 AND 333-9520) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

                                  RECENT EVENTS

         During the fourth quarter of 1999, our Ramform Banff floating production, storage and offloading ("FPSO") facility achieved lower than expected production due to operational difficulties associated with the facility's power generation system. We have identified the cause of the operational difficulties and have taken temporary measures to mitigate them. We expect that a permanent solution will be implemented during a planned shutdown in the first half of 2000.

         Also contributing to reduced production were difficulties associated with the operation of the oil offloading system during severe North Sea weather conditions. We believe that we have developed a solution to the offloading problems that should allow for more consistent production during difficult weather periods. The solution involves a new offloading system, and we do not believe that the additional daily operating costs associated with the new system will be material. We expect this new system to be implemented during the summer of 2000.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the discussion under this caption in conjunction with our consolidated financial statements and the related notes we have previously filed with the Securities and Exchange Commission and those included elsewhere in this report. This discussion is based upon, and such financial statements have been prepared in accordance with, US GAAP. The following information contains forward-looking statements. You should refer to the section captioned "Forward-Looking Information" in our annual report on Form 20-F for the year ended December 31, 1998 for cautionary statements related to forward-looking statements.

1999 Compared with 1998

         Revenue for the year ended December 31, 1999 totaled $788.2 million, an increase of approximately 3% over revenue for the year ended December 31, 1998. The production services group contributed $368.3 million of 1999 revenue, versus $139.5 million for 1998. The increase in production services revenue in 1999 resulted from the FPSO operations acquired from Awilco ASA in May 1998 and from the operations of Atlantic Power Group Limited acquired in August 1998, the Ramform Banff, which began production in January 1999, and the Petrojarl Varg, acquired in July 1999. Geophysical services revenue for 1999 totaled $419.9 million, a decline of 33%, or $202.4 million, from 1998. The depressed market for oil field services during 1999 resulted in lower multi-client and contract sales revenue compared to 1998 levels.

         Cost of sales for the year ended December 31, 1999 increased by $97.8 million, or 39%, as compared to the prior year. Cost of sales as a percentage of revenue was 44% in 1999 as compared to 33% in 1998. The increase in cost of sales primarily reflects the expansion of our production services operations as noted above, partially offset by lower overall costs in the geophysical services operations resulting from our capacity reductions and restructuring efforts implemented during 1999.

         Depreciation and amortization for the year ended December 31, 1999 declined by $35.2 million, or 13%, as compared to the prior year. Depreciation and amortization represented 30% and 36% of 1999 and 1998 revenue, respectively. The decrease in 1999 resulted primarily from reduced multi-client seismic revenue in that year (although the overall amortization rate remained consistent with that of 1998) and the retirement of certain assets as part of our restructuring efforts. This decrease was partially offset by (1) higher depreciation related to the Ramforms Victory and Vanguard, which were delivered in 1999 and therefore not a part of 1998 operations, and (2) the expansion of the production services operations as noted above.

         Selling, general and administrative costs for 1999 increased $4.6 million, or 7%, as compared to 1998. This increase was primarily due to acquisitions and expanded operations in our production services group, which was a part of our operations for only a portion of 1998.

         Unusual items for the year ended December 31, 1999 totaled $89.9 million, which included $74.0 million in employee termination costs, lease termination/revision costs, vessel derigging costs and equipment impairments directly related to restructured operations, as well as $15.9 million in asset impairments caused by market conditions.

         Net financial expense for the year ended December 31, 1999 increased by $55.7 million as compared to the prior year. The increase was primarily due to an increase in outstanding debt during 1999 incurred primarily to finance the delivery of the Ramforms Victory and Vanguard and the acquisition of the Petrojarl Varg.

         Other income, net for the year ended December 31, 1999 totaled $23.7 million, a decrease of 39% as compared to the prior year. For 1999, other income, net included $19.1 million in gains associated with UK leases that we implemented on some of our vessels. For 1998, other income, net included $32.5 million of such gains.

         An income tax benefit was provided on current income (loss) from operations as a result of (1) losses relating to operations in high-tax rate jurisdictions due to depressed conditions in the oil field services market during 1999; (2) significant income earned in low or no-tax rate jurisdictions; and (3) the recognition of $15.3 million in tax gains related to the successful resolution of certain tax issues.

Capital Requirements

         Our capital requirements consist primarily of capital expenditures related to:

          o    seismic vessels and equipment

          o    FPSO systems

          o    investments in our 3D multi-client library

          o computer processing, data management and reservoir monitoring equipment

          o working capital related to growth and the seasonal nature of our business

In prior years, our capital requirements have related not only to normal ongoing equipment replacement and refurbishment needs, but also to increases in capacity. The most significant additions to capacity occurred in our seismic data acquisition operations and our FPSO operations. In 2000, we expect to reduce significantly capital expenditures related to capacity additions.

         Capital expenditures of $668 million for 1999 related primarily to the acquisition of the Petrojarl Varg in July 1999, final payments on the Ramform Victory (delivered in January 1999), the Ramform Vanguard (delivered in April
1999) and the Ramform Banff (which commenced production in the first quarter of
1999) and ongoing maintenance capital expenditures.

         During 1999, we invested $339 million in our multi-client library, primarily in strategic, deepwater seismic surveys in the North Sea, the Gulf of Mexico, Brazil and the West African and Asia Pacific regions. These investments reflect our evaluation of the future market demand for non-exclusive surveys.

         Despite the current oil and gas environment, we believe that our multi-client investment provides a valuable revenue base. Approximately 90% of the investment in our multi-client library as of December 31, 1999 was acquired during the preceding 24 months, while the remainder is less than five years old. We believe that our multi-client library provides oil and gas companies with a cost-effective exploration and development product, and one that is available immediately. In difficult market conditions, the multi-client data allow oil and gas companies to focus their investments and efforts on readily identifiable exploration and development opportunities.

         A substantial amount of our capital expenditures and investments in our multi-client library is discretionary, and we expect to reduce substantially such expenditures and investments in 2000. In addition, we currently do not have any major commitments for future capital expenditures. We intend, however, to pursue additional opportunities to provide FPSO systems and advanced geophysical services to our customers. We expect that any substantial investment in FPSO assets will be subject to obtaining long-term contracts for those assets.

Capital Resources and Liquidity

         We have historically financed our activities through cash flows from operations, bank credit facilities, equity financing and the issuance of debt.

         At December 31, 1999, we had $30 million in available revolving credit facilities. Our unsecured five-year $430 million revolving credit facility bears interest at a LIBOR-based rate plus a margin of either 0.35% per annum or 0.40% per annum, depending upon the level of our indebtedness.

         In June 1999, one of our special purpose subsidiaries sold $144 million liquidation amount of 9.625% Trust Preferred Securities, resulting in net proceeds to us of $139 million. These securities have an annual distribution rate of 9.625% payable quarterly in arrears. We may, however, defer distributions for up to five years without penalty. We can redeem these securities at their liquidation amount ($25 per security) on or after June 30, 2004, and we must redeem them no later than June 30, 2039. The net proceeds from this trust preferred offering were used to repay amounts outstanding under our revolving credit and short-term credit facilities.

         In connection with the acquisition of the Petrojarl Varg, we obtained a $350 million bank facility. We borrowed the full amount of this facility in July 1999 to pay for the acquisition of the Petrojarl Varg.

         In July 1999, we issued $200 million of 8.15% senior notes due 2029. The net proceeds from the offering, totaling $195.4 million, were used to repay indebtedness outstanding under the facility used to fund the Petrojarl Varg acquisition.

         In August 1999, we completed an offering of 11,159,000 American Depositary Shares and shares, resulting in net proceeds of $214.0 million. The net proceeds were used to repay the remaining indebtedness outstanding under the Petrojarl Varg bank credit facility and other indebtedness outstanding under our bank credit facilities.

         We expect to finance our future capital expenditures, multi-client investments and working capital needs through a combination of operating cash flows, sales of non-core assets, bank credit facilities, equity offerings and other debt financing. We cannot assure you that such sources of funds will be available in the future or be available at costs acceptable to us. As a result, in addition to analyzing operating market conditions and/or the award of long-term contracts, we routinely analyze our available sources of financing before committing to significant capital expenditures.

                           Petroleum Geo-Services ASA
                         Consolidated Income Statements


-----------------------------------------------------------------------------------------------
                                                                          Year ended
                                                                          December 31,
                                                               --------------------------------
(In thousands of dollars, except for share data)                     1999              1998
===============================================================================================
 Revenue                                                       $    788,160      $    761,762
-----------------------------------------------------------------------------------------------
 Cost of sales                                                      348,919           251,155
 Depreciation and amortization                                      238,576           273,799
 Selling, general and administrative costs                           71,738            67,103
 Unusual items, net                                                  89,855            25,737
-----------------------------------------------------------------------------------------------
      Total operating expenses                                      749,088           617,794
-----------------------------------------------------------------------------------------------
 Operating profit                                                    39,072           143,968
 Income from equity investments                                      (4,935)              854
 Financial expense, net (2)                                         (95,969)          (40,241)
 Other income, net                                                   23,650            38,966
-----------------------------------------------------------------------------------------------
 Income (loss) before income taxes and cumulative
      effect of accounting change                                   (38,182)          143,547
 Provision (benefit) for income taxes                               (41,890)           31,950
-----------------------------------------------------------------------------------------------
 Income (loss) before cumulative effect
      of accounting change                                            3,708           111,597
 Cumulative effect of accounting change, net (1)                    (19,977)             --
-----------------------------------------------------------------------------------------------
      NET INCOME (LOSS)                                        $    (16,269)     $    111,597
===============================================================================================
 Basic earnings (loss) per share before cumulative effect
      of accounting change                                     $       0.04      $       1.36
 Cumulative effect of accounting change, net (1)               $      (0.21)             --
-----------------------------------------------------------------------------------------------
 Basic earnings (loss) per share                               $      (0.17)     $       1.36
===============================================================================================
 Diluted earnings (loss) per share before cumulative effect
      of accounting change                                     $       0.04      $       1.32
 Cumulative effect of accounting change, net (1)               $      (0.21)             --
-----------------------------------------------------------------------------------------------
 DILUTED EARNINGS (LOSS) PER SHARE                             $      (0.17)     $       1.32
===============================================================================================
 Basic shares outstanding                                        94,767,967        82,260,652
-----------------------------------------------------------------------------------------------
 Diluted shares outstanding                                      94,767,967        84,794,836
===============================================================================================

NOTES:

(1) Effective January 1, 1999, the Company adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This SOP requires that the initial, one-time costs related to introducing new products and services, conducting business in new territories or commencing new operations be expensed as incurred. Accordingly, the Company has recognized a charge to income of $28.0 million ($20 million net of tax) as the cumulative effect of the change in accounting principle.

(2) For information regarding $143.8 million liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see footnote (3) to the Consolidated Income Statement contained in the Company's Report on Form 6-K dated October 22, 1999. Financial expense, net for the year ended December 31, 1999, includes $7.7 million in minority interest expense related to the trust's securities. The sole assets of the trust are junior subordinated debentures of the Company that bear interest at the rate of 9.625% per year and mature on June 30, 2039. As of December 31, 1999, the trust held $148.2 million principal amount of such debentures.

                           Petroleum Geo-Services ASA
                           Consolidated Balance Sheets


=================================================================================================
                                                                    December 31,     December 31,
(In thousands of dollars, except for share data)                        1999             1998
=================================================================================================
 ASSETS
 Cash and cash equivalents                                          $    63,044      $    53,273
 Accounts receivable, net                                               240,634          247,694
 Other current assets                                                    93,256          130,881
-------------------------------------------------------------------------------------------------
      Total current assets                                              396,934          431,848
 Multi-client library, net                                              816,423          553,415
 Property and equipment, net                                          2,427,898        1,948,635
 Goodwill and other long-term assets, net                               467,537          475,365
-------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                  $ 4,108,792      $ 3,409,263
=================================================================================================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Short-term debt and current portion of long-term debt and
      capital lease obligations                                     $    22,409      $   157,413
 Accounts payable and accrued expenses                                  228,657          233,821
 Income taxes payable                                                     9,805           23,724
-------------------------------------------------------------------------------------------------
      Total current liabilities                                         260,871          414,958
 Long-term debt                                                       1,986,143        1,402,695
 Long-term capital lease obligations                                     12,387           18,975
 Other long-term liabilities                                            104,736          109,794
 Deferred income taxes                                                   15,613           65,690
-------------------------------------------------------------------------------------------------
      Total liabilities                                               2,379,750        2,012,112
-------------------------------------------------------------------------------------------------
 Commitments and contingencies
 Guaranteed preferred beneficial interest in PGS junior
      subordinated debt securities (2)                                  139,164             --
 Shareholders' equity:
      Common stock, par value NOK 5; issued & outstanding
          101,609,587 and 89,540,537 shares at December 31, 1999
          and 1998, respectively                                         70,126           62,312
      Additional paid-in capital                                      1,208,873          996,499
      Retained earnings                                                 327,386          343,654
      Accumulated other comprehensive loss                              (16,507)          (5,314)
-------------------------------------------------------------------------------------------------
      Total shareholders' equity                                      1,589,878        1,397,151
-------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $ 4,108,792      $ 3,409,263
=================================================================================================

                           Petroleum Geo-Services ASA
                      Consolidated Statements of Cash Flows


=====================================================================================================
                                                                                 Year ended
                                                                                 December 31,
                                                                       ------------------------------
(In thousands of dollars)                                                  1999             1998
=====================================================================================================
 CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                                $   (16,269)     $   111,597
      Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
          Depreciation and amortization charged to expense                 238,576          273,799
          Unusual items and accounting change, net of tax                   47,434           17,774
          Provision for deferred income taxes                              (10,106)           9,930
          Working capital changes and other items                          (58,957)        (138,444)
-----------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                            200,678          274,656
-----------------------------------------------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in multi-client library                                  (338,718)        (388,228)
      Capital expenditures                                                (667,869)        (521,630)
      Cash acquired in purchase acquisition                                   --             55,398
      Other items, including net proceeds from UK leases                     5,496           37,652
-----------------------------------------------------------------------------------------------------
      Net cash used in investing activities                             (1,001,091)        (816,808)
-----------------------------------------------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
      Net proceeds from issuance of long-term debt                         195,712          891,506
      Net proceeds from issuance of guaranteed preferred beneficial
      interest in PGS junior subordinated debt securities                  138,914             --
      Net proceeds from issuance of common stock                           220,024            7,940
      Repayment of long-term debt                                          (29,924)        (486,797)
      Net increase (decrease) in revolving and short-term debt             283,334           79,385
      Principal payments under capital lease obligations                   (13,437)         (24,380)
      Lease financing of owned equipment                                    15,512             --
-----------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                            810,135          467,654
-----------------------------------------------------------------------------------------------------
      Effect of exchange rate changes in cash and cash equivalents              49              280
      Net increase (decrease) in cash and cash equivalents                   9,771          (74,218)
      Cash and cash equivalents at beginning of period                      53,273          127,491
-----------------------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD                            $    63,044      $    53,273
=====================================================================================================

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PETROLEUM GEO-SERVICES ASA
                                        --------------------------
                                              (Registrant)


                                     By: /s/        WILLIAM E. HARLAN
                                        ----------------------------------------
                                                    William E. Harlan
                                        Vice President, Chief Accounting Officer
                                                     and Controller


Date:  March 13, 2000